MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – March 2026

Updated Principal List to mirror NFA Principals – Section A
- Added Ms Jennifer Margaret Anne Oswald (NFA ID: 576296) to the NFA Principal list
- The total number of Principals has increased to 15